FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of May 2005.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Sankyo Seiki to Trade under the New Name of NIDEC SANKYO CORPORATION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 26, 2005
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on May 25, 2005, in Kyoto, Japan

Sankyo Seiki to Trade under the New Name of

 NIDEC SANKYO CORPORATION

Nidec Corporation announced today that Sankyo Seiki Mfg. Co., Ltd. (the “Company”), one of its consolidated subsidiaries whose shares are listed on the First Section of the Tokyo Stock Exchange (Code:7757), decided to change its company name upon approval of shareholders at the Company’s General Meeting of Shareholders scheduled for June 21, 2005.

New Company Name:

NIDEC SANKYO CORPORATION

Date of Name Change:

October 1, 2005

Reason for Name Change:

The name change will be implemented in line with Nidec Corporation’s policy to prefix “Nidec” to the names of its group companies upon their accomplishment of record operating profits.

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